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                                                  OMB Number           3235-0104
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

    Haber, Michela I.
    Haber, Jessica L.,  Trust
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   (Last)                            (First)              (Middle)

       65 The Oaks
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                                    (Street)

       Roslyn Estates        NY            11576
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     February 28, 2003
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name AND Ticker or Trading Symbol

     Emergent Group Inc. "EMGR"
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5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [ ]  Director                             [X] 10% Owner
     [ ]  Officer (give title below)           [ ]Other (specify below)
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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [ ]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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                                                          3. Ownership Form:
                               2. Amount of Securities       Direct (D) or
1. Title of Security              Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                     (Instr. 4)                 (Instr. 5)            (Instr. 4)
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    Common Stock                    7,967,425 (1)                D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction
   5(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                          (Over)
                                                                 SEC 1473 (3-99)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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Explanation of Responses:

(1) BJH Management, LLC, a company owned by Mr. Bruce J. Haber, acquired 13,942,994 shares of the Issuer's Common Stock for services rendered. Of the 13,942,994 shares, 7,967,425 shares have been irrevocably gifted to The Jessica
L. Haber Trust, with Michela I. Haber as Trustee and the remaining 5,975,569 shares were transferred to Louis Buther. The shares acquired by BJH Management LLC have certain anti-dilution rights through January 31, 2004 which entitle it and its transferees to maintain an approximate 17.5% fully diluted ownership interest of the Issuer's outstanding Common Stock, of which approximately 10% is owned by The Jessica L. Haber Trust and the balance by Mr. Buther.

      /s/ Michela I. Haber                                     2-28-03
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      **Signature of Reporting Person                             Date
         MICHELA I. HABER, Individually and
         as Trustee for the Jessica L. Haber Trust


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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